:----------:                                      :----------------------------:
:  FORM 4  :                                      :     OMB APPROVAL           :
:----------:                                      :----------------------------:
                                                  :OMB NUMBER        3235-0287 :
                                                  :EXPIRES:     APRIL 30, 1997
                                                  :ESTIMATED AVERAGE BURDEN    :
                                                  :HOURS PER RESPONSE..... 0.5 :
                                                  :----------------------------:

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940

[_] CHECK THIS BOX IF NO LONGER SUBJECT TO SECTION 16. FORM 4
    OR FORM 5 OBLIGATIONS MAY CONTINUE. SEE INSTRUCTION 1(b).

================================================================================
1. Name and Address of Reporting Person

    The Goldman Sachs Group, Inc.
   -----------------------------------------------------------------------------
   (Last)                     (First)                       (Middle)

    85 Broad Street

   -----------------------------------------------------------------------------
                                    (Street)

   New York,                  New York                      10004
   -----------------------------------------------------------------------------
   (City)                     (State)                       (Zip)
================================================================================
2. Issuer Name and Ticker or Trading Symbol

   Wellsford Real Properties, Inc.                 Symbol:  WRP
   -----------------------------------------------------------------------------
================================================================================
3. IRS or Social Security Number of Reporting Person (Voluntary)


   -----------------------------------------------------------------------------
================================================================================
4. Statement for Month/Year

   May, 1999
   -----------------------------------------------------------------------------
================================================================================
5. If Amendment, Date of Original (Month/Year)


   -----------------------------------------------------------------------------
================================================================================
6. Relationship of Reporting Person to Issuer (Check all applicable)

   _____ Director                       _X__ 10% Owner
   _____ Officer (give title below)     ____ Other (Specify below)


   -----------------------------------------------------------------------------
================================================================================
7. Individual or Joint/Group Filing (Check applicable line)

   _____ Form filed by one Reporting Person
   __X__ Form filed by more than one Reporting Person
================================================================================

TABLE I-NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED


1.Title of Security    2.Trans-     3.Trans-       4.Securities Acquired (A)    5.Amount of         6.Ownership     7.Nature of
  (Instr. 3)             action       action         or Disposed of (D)           Securities Bene-    Form: Direct    Indirect
                         Date         Code           (Instr. 3, 4 and 5)          ficially Owned      (D) or          Beneficial
                         (Month/      (Instr. 8)     ------------------------     at End of           Indirect (I)    Ownership
                          Day/      ------------     Amount   (A) or   Price      Month (Instr.       (Instr. 4)      (Instr. 4)
                          Year)     Code      V               (D)                 3 and 4)
-------------------    ---------    ------------     ------------------------   ------------------  --------------  ---------------


------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

*If the form is filed by more than one reporting person, see Instruction 4(b)(v).                                             (Over)
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.          SEC 1474 (3/91)

                                                     (Print or Type Responses)

 TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
         (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

1.   Title of Derivative Security (Instr. 3)

     Warrants
     ---------------------------------------------------------------------------
     Warrants
     ---------------------------------------------------------------------------
================================================================================
2.   Conversion or Exercise Price of Derivative Security

     (1)
     ---------------------------------------------------------------------------
     (1)
     ---------------------------------------------------------------------------
================================================================================
3.   Transaction Date (Month/Date/Year)

     5/28/99
     ---------------------------------------------------------------------------
================================================================================
4.   Transaction Code (Instr. 8)
           Code                          V
     ------------------            ------------
           J(2)
     ---------------------------------------------------------------------------
================================================================================
5.   Number of Derivative Securities Acquired (A) or Disposed of (D)
     (Instr. 3, 4, and 5)
            (A)                          (D)
     ------------------            ------------
          150,000
     ---------------------------------------------------------------------------
================================================================================
6.   Date Exercisable and Expiration Date (Month/Day/Year)
          Date Exercisable              Expiration Date
     ------------------------      ------------------------
          Immediately                      5/28/04
     ---------------------------------------------------------------------------
          Immediately                      8/28/02
     ---------------------------------------------------------------------------
================================================================================
7.   Title and Amount of Underlying Securities (Instr. 3 and 4)
           Title                   Amount or Number of Shares
     ------------------            --------------------------
     Common Stock,                          123,966.9
     par value $0.01
     per share
     ---------------------------------------------------------------------------
     Common Stock,                          4,132,230
     par value $0.01
     per share
     ---------------------------------------------------------------------------
================================================================================
8.   Price of Derivative Security (Instr. 5)

     (2)
     ---------------------------------------------------------------------------
================================================================================
9.   Number of Derivative Securities Beneficially Owned at End of Month
     (Instr. 4)

     150,000
     ---------------------------------------------------------------------------
     5,000,000
     ---------------------------------------------------------------------------
================================================================================
10.  Ownership Form of Derivative Security: Direct (D) or Indirect (I)
     (Instr. 4)

     (3)
     ---------------------------------------------------------------------------
     (3)
     ---------------------------------------------------------------------------
================================================================================
11.  Nature of Indirect Beneficial Ownership (Instr. 4)

     (4)
     ---------------------------------------------------------------------------
     (4)
     ---------------------------------------------------------------------------
================================================================================
Explanation of Responses:
          See page 3 attached

                                                                  June 10, 1999
                      ---------------------------------------    ---------------
                       **Signature of Reporting Person                Date
                         See page 5 attached

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
     File three copies of this Form, one of which must be manually signed.
       If space provided is insufficient, See Instruction 6 for procedure.

                                     Form 4
                               Continuation Sheet

Item 1:  The Goldman Sachs Group, Inc.
              85 Broad Street
              New York, New York 10004
Item 2:  Wellsford Real Properties, Inc. - WRP
Item 4:  May, 1999
--------------------------------------------------------------------------------

Instruction 4(b)(v) list of other Reporting Persons:

         This statement is being filed by WHWEL Real Estate Limited Partnership ("WHWEL"), WHATR Gen-Par, Inc. ("WHATR Gen-Par"), Whitehall Street Real Estate Limited Partnership VII, ("Whitehall VII"), WH Advisors, L.P. VII ("WH Advisors, L.P. VII"), WH Advisors, Inc. VII ("WH Advisors, Inc. VII"), Whitehall Street Real Estate Limited Partnership V ("Whitehall V"), WH Advisors, L.P. V ("WH Advisors, L.P. V"), WH Advisors, Inc. V ("WH Advisors, Inc. V"), W/W Group Holdings, L.L.C. ("Holdings"), Whitehall Street Real Estate Limited Partnership XI ("Whitehall XI"), WH Advisors, L.L.C. XI ("WH Advisors, L.L.C. XI"), Goldman, Sachs & Co. ("GS&Co.") and The Goldman Sachs Group, Inc. ("GS Group"; together with WHWEL, WHATR Gen-Par, Whitehall VII, WH Advisors, L.P. VII, WH Advisors, Inc. VII, Whitehall V, WH Advisors, L.P. V, WH Advisors, Inc. V, Holdings, Whitehall XI, WH Advisors, L.L.C. XI and GS&Co., the "Reporting Persons"). The principal business address for each of the Reporting Persons is 85 Broad Street, New York, New York 10004.

Explanation of Responses (continued from page 2):

(1) The exercise price of each Warrant is, at the sole option of the holder thereof, either (i) a number of membership units of Wellsford/Whitehall Group, L.L.C., a Delaware limited liability company ("Wellsford/Whitehall Group") equal to the quotient of (x) $10.00 divided by (y) the "Deemed
     Value Per Membership Unit" (as defined in the Limited Liability Company Agreement of Wellsford/Whitehall Group dated as of May 28, 1999 (the Wellsford/Whitehall Group LLC Agreement)) or (ii) $10.00 in cash; provided that, holders of Warrants may not elect to use membership units of Wellsford/Whitehall Group as the exercise price prior to August 28, 1999.

(2) On May 28, 1999, in connection with the formation of Wellsford/Whitehall Group and the execution and delivery of the Wellsford/Whitehall Group LLC Agreement, (i) WHWEL contributed to Holdings, in exchange for a membership interest in Holdings, its right, title and interest in 5,000,000 warrants (the "Old Warrants") issued under the Warrant Agreement, dated as of August 28, 1997, between the Wellsford Real Properties, Inc. (the "Company") and United States Trust Company of New York (the "Warrant Agent"), as amended, and (ii) Holdings acquired 150,000 warrants (the "New Warrants" and, together with the Old Warrants, the "Warrants") issued under the Warrant Agreement, dated as of May 28, 1999, between the Company and the Warrant Agent. Such transactions occurred simultaneously with the execution and delivery of the Wellsford/Whitehall Group LLC Agreement.


(3) The Warrants are held directly by Holdings and may be deemed to be indirectly held by the other Reporting Persons.

                                     Form 4
                               Continuation Sheet

Item 1:  The Goldman Sachs Group, Inc.
              85 Broad Street
              New York, New York 10004
Item 2:  Wellsford Real Properties, Inc. - WRP
Item 4:  May, 1999
--------------------------------------------------------------------------------

(4) As of May 28, 1999, (i) each of WHWEL and Whitehall XI, as the managing members of Holdings, may be deemed to indirectly beneficially own certain of the Warrants and the shares of common stock of the Company, par value $0.01 per share, issuable upon their exercise (the "Underlying Common Stock") that are beneficially owned by Holdings; (ii) WHATR Gen-Par, as the general partner of WHWEL, may be deemed to indirectly beneficially own certain of the Warrants and the Underlying Common Stock that are beneficially owned by Holdings; (iii) Whitehall VII, as the direct beneficial owner of all of the capital stock of WHATR Gen-Par, may be deemed to indirectly beneficially own certain of the Warrants and the Underlying Common Stock that are beneficially owned by Holdings; (iv) WH Advisors, L.P. VII, as the general partner of Whitehall VII, may be deemed to indirectly beneficially own certain of the Warrants and the Underlying Common Stock that are beneficially owned by Holdings; (v) WH Advisors, Inc. VII, as the general partner of WH Advisors, Inc. VII, may be deemed to indirectly beneficially own certain of the Warrants and the Underlying Common Stock that are beneficially owned by Holdings; (vi) Whitehall V, as a limited partner of WHWEL, may be deemed to indirectly beneficially own certain of the Warrants and the Underlying Common Stock that are beneficially owned by Holdings; (vii) WH Advisors, L.P. V, as the general partner of Whitehall V, may be deemed to indirectly beneficially own certain of the Warrants and the Underlying Common Stock that are beneficially owned by Holdings; (viii) WH Advisors, Inc. V, as the general partner of WH Advisors, L.P. V, may be deemed to indirectly beneficially own certain of the Warrants and the Underlying Common Stock that are beneficially owned by Holdings; (ix) WH Advisors, L.L.C., XI, as the general partner of Whitehall XI, may be deemed to indirectly beneficially own certain of the Warrants and the Underlying Common Stock that are beneficially owned by Holdings; (x) GS Group, as (A) the direct or indirect beneficial owner of (a) all of the capital stock of WH Advisors, Inc. VII,
     (b) all of the capital stock of WH Advisors, Inc. V and (c) all of the membership units of WH Advisors, L.L.C. XI and (B) one of the general partners of GS&Co. with an approximately 99% interest in GS&Co., may be deemed to indirectly beneficially own certain of the Warrants and the Underlying Common Stock that are beneficially owned by Holdings; and (xi) GS&Co., as the investment advisor to Whitehall VII, Whitehall V and Whitehall XI, in each case, may be deemed to indirectly beneficially own certain of the Warrants and the Underlying Common Stock that are beneficially owned by Holdings.

     GS&Co. and GS Group each disclaims beneficial ownership of the Warrants or the shares of Common Stock owned by WHWEL, Holdings, Whitehall VII, Whitehall V and Whitehall XI to the extent of (a) partnership interests of WHWEL, (b) membership interests in Holdings, (c) partnership interests in Whitehall VII, (d) partnership interests in Whitehall V and (e) partnership interests in Whitehall XI, in each case, held by persons other than GS&Co., GS Group or their affiliates. Each of the Reporting Persons (other than Holdings) disclaims beneficial ownership of

                                     Form 4
                               Continuation Sheet

Item 1:  The Goldman Sachs Group, Inc.
              85 Broad Street
              New York, New York 10004
Item 2:  Wellsford Real Properties, Inc. - WRP
Item 4:  May, 1999
--------------------------------------------------------------------------------

     the Warrants or shares of Common Stock reported herein except to the extent of its pecuniary interest therein.

                                     Form 4
                               Continuation Sheet

Item 1:  The Goldman Sachs Group, Inc.
              85 Broad Street
              New York, New York 10004
Item 2:  Wellsford Real Properties, Inc. - WRP
Item 4:  May, 1999
--------------------------------------------------------------------------------


SIGNATURES:


WHWEL REAL ESTATE LIMITED PARTNERSHIP

By:  WHATR Gen-Par, Inc.

By:  /s/ Alan S. Kava
   -----------------------------
   Name:  Alan S. Kava
   Title: Vice President


WHATR GEN-PAR, INC.

By:  /s/ Alan S. Kava
   -----------------------------
   Name:  Alan S. Kava
   Title: Vice President


WHITEHALL STREET REAL ESTATE LIMITED PARTNERSHIP VII

By:  WH Advisors, L.P. VII

By:  WH Advisors, Inc. VII

By:  /s/ Alan S. Kava
   -----------------------------
   Name:  Alan S. Kava
   Title: Vice President

WH ADVISORS, L.P. VII

By:  WH Advisors, Inc. VII

By:  /s/ Alan S. Kava
   -----------------------------
   Name:  Alan S. Kava
   Title: Vice President

                                     Form 4
                               Continuation Sheet

Item 1:  The Goldman Sachs Group, Inc.
              85 Broad Street
              New York, New York 10004
Item 2:  Wellsford Real Properties, Inc. - WRP
Item 4:  May, 1999
--------------------------------------------------------------------------------

WH ADVISORS, INC. VII

By:  /s/ Alan S. Kava
   -----------------------------
   Name:  Alan S. Kava
   Title: Vice President


WHITEHALL STREET REAL ESTATE LIMITED PARTNERSHIP V

By:  WH Advisors, L.P. V

By:  WH Advisors, Inc. V

By:  /s/ Alan S. Kava
   -----------------------------
   Name:  Alan S. Kava
   Title: Vice President


WH ADVISORS, L.P. V

By:  WH Advisors, Inc. V

By:  /s/ Alan S. Kava
   -----------------------------
   Name:  Alan S. Kava
   Title: Vice President


WH ADVISORS, INC. V

By:  /s/ Alan S. Kava
   -----------------------------
   Name:  Alan S. Kava
   Title: Vice President

                                     Form 4
                               Continuation Sheet

Item 1:  The Goldman Sachs Group, Inc.
              85 Broad Street
              New York, New York 10004
Item 2:  Wellsford Real Properties, Inc. - WRP
Item 4:  May, 1999
--------------------------------------------------------------------------------

W/W GROUP HOLDINGS, L.L.C.

By:  /s/ Alan S. Kava
   -----------------------------
   Name:  Alan S. Kava
   Title: Vice President


WHITEHALL STREET REAL ESTATE LIMITED PARTNERSHIP XI

By:    WH Advisors, L.L.C. XI

By:  /s/ Alan S. Kava
   -----------------------------
   Name:  Alan S. Kava
   Title: Vice President


WH ADVISORS, L.L.C. XI

By:  /s/ Alan S. Kava
   -----------------------------
   Name:  Alan S. Kava
   Title: Vice President


GOLDMAN, SACHS & CO.

By:  /s/ Roger S. Begelman
   -----------------------------
   Name:  Roger S. Begelman
   Title: Attorney-in-Fact


THE GOLDMAN SACHS GROUP, INC.

By:  /s/ Roger S. Begelman
   -----------------------------
   Name:  Roger S. Begelman
   Title: Attorney-in-Fact